UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-39974

WEST FRASER TIMBER CO. LTD.

(Translation of registrant’s name into English)

885 West Georgia Street, Suite 1500

Vancouver, British Columbia

Canada V6C 3E8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SUBMITTED HEREWITH

Exhibits

99.1	News release dated April 2, 2024 re: West Fraser And Mercer Announce Dissolution Of Cariboo Pulp And Paper Joint Venture

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2024

WEST FRASER TIMBER CO. LTD.

/s/ Christopher A. Virostek
Christopher A. Virostek
Senior Vice-President, Finance and Chief Financial Officer